Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Priority Technology Holdings, Inc. (formerly M I Acquisitions, Inc.) on Form S-4 of our report dated March 27, 2018, which includes an explanatory paragraph as to M I Acquisitions, Inc.’s ability to continue as a going concern, with respect to our audits of the financial statements of M I Acquisitions, Inc. (now known as Priority Technology Holdings, Inc.) as of December 31, 2017 and 2016 and for the two years in the period ended December 31, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 30, 2018